

January 26, 2015

<u>Via E-mail</u>
David Holloway
Chief Financial Officer
Prosperity Bancshares, Inc.
4295 San Felipe
Houston, Texas 77027

        Re: Prosperity Bancshares, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed February 28, 2104
                File No. 001-35388

Dear Mr. Holloway:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ John P. Nolan

                                          John P. Nolan
                                          Senior Assistant Chief Accountant